March 1, 2005



Via Facsimile and U.S. Mail

Edmundo Gonzalez Herrera
Financial Representative-New York Office
Banco Nacional de Comercio Exterior, S.N.C.
757 Third Avenue, Suite 2403
New York, New York  10017

Re: 	United Mexican States
      Registration Statement under Schedule B
      Filed February 7, 2005

Dear Mr. Herrera:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pricing Supplement

Recent Developments, page A-5

1.	We note recent articles reporting concerns that the U.N.
Committee on the Elimination of All Forms of Discrimination
Against
Women has expressed about alleged violations of women`s rights in Mexico. See, for example, "UN Rights Panel Slams Mexico on Killings of Women," as reported by Reuters on January 27, 2005.
If material, please disclose the circumstances surrounding these claims and Mexico`s response to them.

Prospectus

Where You Can Find More Information, page 17

2.	Please provide the SEC file number of the Form 18-K that is
incorporated by reference.

Closing Comment

	Please revise your registration statement in response to our comments. You may wish to provide us with marked copies of the revised registration statement to expedite our review. Please furnish a cover letter with your revised registration statement that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised registration statement.

	We direct your attention to Rules 460 and 461 of the Securities
Act regarding requests for acceleration. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please direct any questions about these comments to me at
(202)
942-2990.




	Michael Coco
	Special Counsel



Cc:   	Via Facsimile
	Wanda J. Olson
	Cleary Gottlieb Steen & Hamilton
      One Liberty Plaza
      New York, New York  10006
      (212) 225-3999
United Mexican States
March 1, 2005
2